citibank®

Depositary Receipts
111 Wall Street, 20th Floor,
Zone 7, New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citigroup.com
Rhonda Lee
Vice President

04012145

December 26, 2003

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G) 3011 3-2
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No. 82-3296

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- The important resolutions made by the 12th conference of the 11th boards of directors of the Company
- The important resolutions made by the 11th conference of the 11th boards of directors of the Company
- Updated Forecasted Financial Statements for the Year Ending December 31, 2003

Sincerely,

Rhonda Lee

Rhonda C. Lee
Vice President, Account Management
Citigroup® Global Transaction Services
Citibank® Depositary Receipt Services

dlw 1/16

China Steel Corporation Announcement

The important resolutions made by the 11th conference of the 11th boards of directors of the Company Aug 27, 2003

Subject:

The board of directors has approved the participation by China Steel Corporation in a global offering whereby the Ministry of Economic Affairs of Republic of China, a shareholder of the Company, shall sell depositary receipts representing certain of the common shares of the Company held by it.

Statement:

1. The MOEA intends to sell, pursuant to the "Measures on the Offering of DRs Representing Common Stock" of the Company, DRs representing up to 1,203,197,000 shares of Common Stock held by it in the Offering. The actual number of DRs to be sold in the Offering shall be set forth in the DR purchase agreement and the DR depositary agreement to be entered into in connection with the Offering.

2. The Company proposes that the Board authorizes the Chairman or any person designated by the Chairman to make any amendment to the actual plan, terms and condition, and other relevant details of the Offering that such person may deem necessary in accordance with the instructions of the regulatory body or in view of then current market conditions.

3. The Company proposes that the Board authorizes the Chairman or any person designated by the Chairman to negotiate, approve and execute, on behalf of the Company, all agreements and documents and to deal with all necessary matters relating to the Company's participation in the Offering.

4. It is contemplated that all expenses incurred in and resulted from the Company's participation in the Offering (including but not limited to fees

and charges incurred by underwriters, legal advisors, accountants and financial advisors and any other relevant expenses) will be borne by the MOEA.

Subject:

The board of directors has approved the financial statements for six months ended June 30, 2003.

Statements:

Revenue: NT$ 62,541,406,000
Net income after tax: NT$ 18,210,852,000
EPS after tax: 1.98

China Steel Corporation

Y.C. Chen
Executive Vice President

China Steel Corporation Announcement

The important resolutions made by the 12th conference of the 11th boards of directors of the Company Dec 19 2003

□.

Subject:

The board of directors has approved the Company's financial forecast for year 2004

Contents:

Balance Sheet:

(in thousands of NT$)

current assets	58,038,053
long–term investments	42,865,168
fixed assets (net)	105,674,237
other assets	3,954,156
Assets	**210,531,614**
current liabilities	24,620,733
long-term liabilities	12,183,000
other liabilities	9,067,096
Liabilities	**45,870,829**
capital stock	98,828,127
capital surplus	865,806
retained earnings	66,685,404
unrealized valuation losses on long–term equity investment	-525,595
cumulative translation adjustments	94,416
net loss not recognized as pension cost	-15,647
treasury stock	-1,271,726
Stockholders' equity	**164,660,785**

Income Statement :

(in thousands of NT$, except per share amounts)

revenues	128,871,529
costs of revenues	84,855,263
gross profit	44,016,266
operating expenses	5,180,313
operating income	38,835,953
non-operating income	4,835,525
non-operating expenses	1,646,478
income before income tax	**42,025,000**
income tax	9,147,437
net income	**32,877,563**
earnings per share	**3.37**

□.

Subject:

The board of directors has approved to invest in preferred shares of TaiGen Biotechnology Corporation.

Contents:

The board of directors has approved to invest in preferred shares of TaiGen Biotechnology Corporation .The investment period is 6 years, and its annual dividend rate is 8% based on par value. Total transaction price is up to NT$300,000,000 for total units 20,000,000 and per unit price NT$15.0.

China Steel Corporation

Y.C. Chen
Executive Vice President

勤業眾信

Deloitte & Touche

China Steel Corporation

Updated Forecasted Financial Statements for the Year Ending December 31, 2003

Deloitte Touche Tohmatsu

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED BALANCE SHEET
(WITH COMPARATIVE HISTORICAL DATA)
(In Thousand of New Taiwan Dollars, Except Par Value)

	Forecast December 31, 2003				Historical Data			
	Updated		Original		December 31, 2002		December 31, 2001	
ASSETS	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT ASSETS								
Cash and cash equivalents	$ 1,901,161	1	$ 17,110,406	8	$ 3,068,966	1	$ 4,302,175	2
Short-term investments	30,000,000	15	15,640,518	7	19,751,336	10	12,206,524	6
Notes receivable	647,109	-	430,050	-	378,442	-	144,794	-
Accounts receivable	2,450,000	1	1,850,000	1	1,642,077	1	1,815,944	1
Other financial assets – current	383,168	-	383,168	-	114,039	-	202,606	-
Inventories	16,250,000	8	16,250,000	8	15,468,476	8	18,371,621	9
Pledged time deposits	6,900,000	3	6,700,000	3	6,900,000	4	8,200,000	4
Other	616,832	-	963,187	1	258,069	-	1,035,803	1
Total current assets	59,148,270	28	59,327,329	28	47,581,405	24	46,279,467	23
LONG-TERM INVESTMENTS								
Long-term investment under equity method	36,657,412	17	34,938,542	17	31,473,197	16	30,562,653	15
Long-term investment under cost method	7,986,258	4	6,886,258	3	3,938,258	2	4,244,964	2
Prepayments for investments	-	-	-	-	-	-	120,000	1
Other	178,794	-	178,794	-	120,831	-	98,794	-
Total long-term investments	44,822,464	21	42,003,594	20	35,532,286	18	35,026,411	18
PROPERTIES								
Land	7,146,632	3	7,065,078	3	7,146,632	4	6,764,647	4
Land improvements	4,316,764	2	4,532,454	2	4,316,764	2	4,316,764	2
Buildings and improvements	36,396,286	17	36,254,406	17	35,814,229	18	35,664,534	18
Machinery and equipment	215,528,980	102	218,274,028	104	207,628,941	106	207,043,084	104
Transportation equipment	1,654,986	1	1,729,697	1	1,596,970	1	1,594,481	1
Miscellaneous equipment	2,939,728	2	2,961,209	2	2,826,054	2	2,651,344	1
Total cost	267,983,376	127	270,816,872	129	259,329,590	133	258,034,854	130
Appreciation	18,376,007	9	18,358,855	9	18,403,007	9	18,405,855	9
Total cost and appreciation	286,359,383	136	289,175,727	138	277,732,597	142	276,440,709	139
Less: Accumulated depreciation	187,501,748	89	188,480,279	90	177,076,769	90	167,376,583	84
	98,857,635	47	100,695,448	48	100,655,828	52	109,064,126	55
Constructions in progress	3,992,668	2	3,140,483	2	6,815,268	3	3,183,839	1
Net properties	102,850,303	49	103,835,931	50	107,471,096	55	112,247,965	56
OTHER ASSETS								
Leased assets	3,757,915	2	3,989,900	2	3,888,461	2	3,977,283	2
Refundable deposits	84,434	-	84,434	-	84,434	-	20,772	-
Restricted assets-pledged time deposits	31,396	-	31,396	-	31,396	-	31,396	-
Other-mainly unamortized repair expense	530,880	-	568,061	-	853,255	1	1,353,706	1
Total other assets	4,404,625	2	4,673,791	2	4,857,546	3	5,383,157	3
TOTAL ASSETS	$211,225,662	100	$209,840,645	100	$195,442,333	100	$198,937,000	100

	Forecast December 31, 2003				Historical Data			
	Updated		Original		December 31, 2002		December 31, 2001	
LIABILITIES AND STOCKHOLDERS' EQUITY	Amount	%	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdraft	$ 585,000	-	$ 585,000	-	$ 809,688	-	$ 5,947,913	3
Commercial paper payable	998,201	-	998,201	1	998,347	1	2,843,252	2
Accounts payable	2,500,000	1	2,500,000	1	2,454,461	1	2,441,818	1
Income tax payable	6,643,544	3	6,984,695	3	3,730,522	2	-	-
Other payables	4,560,000	2	4,560,000	2	5,106,533	3	4,310,176	2
Bonds payable – current portion	10,000,000	5	10,000,000	5	9,200,000	5	5,850,000	3
Long-term debts-current portion	50,000	-	50,000	-	2,985,045	1	2,290,269	1
Other	2,065,000	1	2,065,000	1	1,741,700	1	1,917,819	1
Total current liabilities	27,401,745	12	27,742,896	13	27,026,296	14	25,601,247	13
LONG-TERM LIABILITIES								
Bonds	15,000,000	7	20,000,000	10	25,000,000	13	34,200,000	17
Debts	-	-	294,260	-	50,000	-	3,455,293	2
Total long-term liabilities	15,000,000	7	20,294,260	10	25,050,000	13	37,655,293	19
RESERVE FOR LAND VALUE INCREMENT TAX	3,370,813	2	3,370,813	2	3,370,813	2	3,370,813	1
OTHER LIABILITIES								
Deferred income tax liability-noncurrent	3,947,243	2	4,055,922	2	3,584,788	1	4,256,172	2
Deferred credit - intercompany profit	1,405,040	1	1,405,040	-	1,405,040	1	1,405,040	1
Total other liabilities	5,352,283	3	5,460,962	2	4,989,828	2	5,661,212	3
Total liabilities	51,124,841	24	56,868,931	27	60,436,937	31	72,288,565	36
STOCKHOLDERS' EQUITY								
Capital stock—authorized 10,600,000 thousand shares of $10 par value								
Common—issued 9,452,324, 9,267,994 and 9,061,168 thousand shares as of December 31, 2003, 2002 and 2001, respectively	94,523,237	45	94,973,540	46	92,679,939	48	90,611,684	46
Preferred—14% cumulative and participating—issued 47,762, 47,767 and 47,768 thousand shares as of December 31, 2003, 2002 and 2001, respectively	477,620	-	477,680	-	477,670	-	477,680	-
Total capital stock	95,000,857	45	95,451,220	46	93,157,609	48	91,089,364	46
Capital surplus	586,047	-	399,565	-	481,597	-	416,570	-
Retained earnings	66,232,985	31	58,820,460	28	44,960,063	23	37,434,024	19
Other stockholders' equity								
Unrealized loss on investees' long-term investments	(525,595)	-	(530,527)	-	(555,491)	-	(569,837)	-
Cumulative translation adjustments	94,416	-	201,202	-	222,391	-	198,881	-
Investees' unrecognized net loss on pension cost	(15,647)	-	(15,508)	-	(15,696)	-	(15,508)	-
	(446,826)	-	(344,833)	-	(348,796)	-	(386,464)	-
Treasury stock	(1,272,242)	-	(1,354,698)	(1)	(3,245,077)	(2)	(1,905,059)	(1)
Total stockholders' equity	160,100,821	76	152,971,714	73	135,005,396	69	126,648,435	64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$211,225,662	100	$209,840,645	100	$195,442,333	100	$198,937,000	100

The accompanying summaries of significant accounting policies and basic assumptions on *updated forecasted* financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF INCOME
(WITH COMPARATIVE HISTORICAL DATA)
(In Thousand of New Taiwan Dollars, Except Earnings Per Share)

	Forecast—2003				Historical Data			
	Updated		Original		2002		2001	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 128,562,818	100	$ 113,365,588	100	$ 99,939,846	·100	$ 85,101,266	100
COST OF REVENUES	82,627,853	64	73,000,152	64	75,111,810	75	73,223,833	86
GROSS PROFIT	45,934,965	36	40,365,436	36	24,828,036	25	11,877,433	14
OPERATING EXPENSES								
Selling	2,065,042	2	1,814,876	2	1,815,948	2	1,602,713	2
General and administrative	2,175,800	2	2,110,432	2	1,818,975	2	2,030,550	2
Research and development	907,158	-	906,741	1	819,497	-	850,640	1
Total operating expenses	5,148,000	4	4,832,049	5	4,454,420	4	4,483,903	5
INCOME FROM OPERATIONS	40,786,965	32	35,533,387	31	20,373,616	21	7,393,530	9
NON-OPERATING INCOME								
Interest	119,471	-	193,769	-	238,543	-	660,107	1
Investment income under equity method	5,318,305	4	2,532,000	3	2,566,906	2	-	-
Other investment income	328,691	-	201,000	-	-	-	4,093,740	5
Other	430,768	1	364,158	-	683,378	1	969,223	1
Total non-operating income	6,197,235	5	3,290,927	3	3,488,827	3	5,723,070	7
NON-OPERATING EXPENSES								
Interest	1,387,153	1	1,691,243	1	2,212,246	2	2,732,813	3
Investment loss under equity method	-	-	-	-	-	-	1,623,266	2
Other investment loss	-	-	-	-	329,534	-	-	-
Other	597,047	1	593,071	1	624,849	1	353,722	1
Total non-operating expenses	1,984,200	2	2,284,314	2	3,166,629	3	4,709,801	6
INCOME BEFORE INCOME TAX	45,000,000	35	36,540,000	32	20,695,814	21	8,406,799	10
INCOME TAX	8,731,089	7	7,364,000	6	3,856,734	4	947,049	1
NET INCOME	$ 36,268,911	28	$ 29,176,000	26	$ 16,839,080	17	$ 7,459,750	9
BASIC EARNINGS PER SHARE								
Before tax	$4.80		$3.88		$2.24		$0.88	
After tax	$3.87		$3.10		$1.82		$0.78	
DILUTED EARNINGS PER SHARE								
Before tax	$4.79		$3.87		$2.24		$0.88	
After tax	$3.86		$3.09		$1.82		$0.78	
PRO FORMA INFORMATION AS IF THE CORPORATION'S SHARES HELD BY SUBSIDIARIES WERE ACCOUNTED FOR AS INVESTMENTS BUT NOT TREASURY STOCKS:								
Net income	$ 36,427,077		$ 29,176,000		$ 16,983,408			
Basic earning per share								
Before tax	$4.77		$3.84		$2.23			
After tax	$3.85		$3.07		$1.82			
Diluted earnings per share								
Before tax	$4.76		$3.83		$2.23			
After tax	$3.84		$3.06		$1.82			

The accompanying summaries of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

HINA STEEL CORPORATION

PDATED FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
VITH COMPARATIVE HISTORICAL DATA)
In Thousand New Taiwan Dollars)

	Capital Stock		Capital	Retained Earnings				Unrealized Loss on Investees'	Cumulative	Investees' Unrecognized		Total
	Preferred	Common	surplus	Legal reserve	Special reserve	Unappropriated	Total	Long-term Investments	Translation Adjustments	Net Loss on Pension Cost	Treasury Stock	Stockholders' Equity
listorical data												
3ALANCE, JANUARY 1, 2001	$ 477,770	$ 87,483,626	$409,005	$17,477,198	$ 9,815,701	$19,087,182	$46,380,081	($149,728)	$ 53,726	$ -	$ -	$ 134,654,480
Conversion of preferred stock to common stock	(90)	90	-	-	-	-	-	-	-	-	-	-
Appropriation of 2000 earnings												
Legal reserve	-	-	-	1,858,154	-	(1,858,154)	-	-	-	-	-	-
Special reserve	-	-	-	-	96,001	(96,001)	-	-	-	-	-	-
Bonus to employees	-	489,126	-	-	-	(489,126)	(489,126)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(48,913)	(48,913)	-	-	-	-	(48,913)
Cash dividends to preferred stockholders—15%	-	-	-	-	-	(71,652)	(71,652)	-	-	-	-	(71,652)
Cash dividends to common stockholders—15%	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	-	-	(13,122,557)
Stock dividends to preferred stockholders—3%	-	14,330	-	-	-	(14,330)	(14,330)	-	-	-	-	-
Stock dividends to common stockholders—3%	-	2,624,512	-	-	-	(2,624,512)	(2,624,512)	-	-	-	-	-
Purchases of treasury stock	-	-	-	-	-	-	-	-	-	-	(1,905,059)	(1,905,059)
Net income for 2001	-	-	-	-	-	7,459,750	7,459,750	-	-	-	-	7,459,750
Compensation payable to directors and supervisors transfer to capital surplus	-	-	6,317	-	-	-	-	-	-	-	-	6,317
Adjustments of equity in investees due to change in percentage of ownership	-	-	1,248	-	-	(34,717)	(34,717)	-	-	-	-	(33,469)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	(420,109)	-	-	-	(420,109)
Translation adjustments of investees' long-term investments	-	-	-	-	-	-	-	-	145,155	-	-	145,155
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(15,508)	-	(15,508)
BALANCES, DECEMBER 31, 2001	477,680	90,611,684	416,570	19,335,352	9,911,702	8,186,970	37,434,024	(569,837)	198,881	(15,508)	(1,905,059)	126,648,435
Conversion of preferred stock to common stock	(10)	10	-	-	-	-	-	-	-	-	-	-
Shares held by subsidiaries accounted for as treasury stocks	-	-	-	-	-	-	-	-	-	-	(1,356,485)	(1,356,485)
Transfer of special reserves to unappropriated earnings	-	-	-	-	(2,200,000)	2,200,000	-	-	-	-	-	-
Transfer of capital surplus from gain on disposal of properties to unappropriated earnings	-	-	(20,514)	2,051	-	18,463	20,514	-	-	-	-	-
Appropriation of 2001 earnings												
Legal reserve	-	-	-	745,975	-	(745,975)	-	-	-	-	-	-
Special reserve	-	-	-	-	290,463	(290,463)	-	-	-	-	-	-
Bonus to employees	-	276,458	-	-	-	(276,458)	(276,458)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(27,646)	(27,646)	-	-	-	-	(27,646)
Cash dividends to preferred stockholders—12%	-	-	-	-	-	(57,322)	(57,322)	-	-	-	-	(57,322)
Cash dividends to common stockholders—8%	-	-	-	-	-	(7,128,935)	(7,128,935)	-	-	-	-	(7,128,935)
Stock dividends to preferred stockholders—2%	-	9,553	-	-	-	(9,553)	(9,553)	-	-	-	-	-
Stock dividends to common stockholders—2%	-	1,782,234	-	-	-	(1,782,234)	(1,782,234)	-	-	-	-	-
Net income for 2002	-	-	-	-	-	16,839,080	16,839,080	-	-	-	-	16,839,080
Adjustments of equity in investees due to change in percentage of ownership	-	-	2,927	-	-	(51,407)	(51,407)	-	-	-	1,773	(46,707)
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	14,346	-	-	-	14,346
Translation adjustment of long-term investments	-	-	-	-	-	-	-	-	23,510	-	-	23,510
Investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	(188)	-	(188)
Disposal of the Corporation's shares held by subsidiaries	-	-	6,004	-	-	-	-	-	-	-	14,694	20,698
Cash dividends declared by the Corporation and received by subsidiaries	-	-	76,610	-	-	-	-	-	-	-	-	76,610
BALANCE, DECEMBER 31, 2002	$ 477,670	$ 92,679,939	$481,597	$20,083,378	$ 8,002,165	$16,874,520	$44,960,063	($555,491)	$222,391	($15,696)	($3,245,077)	$ 135,005,396

(Continued)

	Capital Stock		Capital	Retained Earnings				Unrealized Loss on Investees'	Cumulative	Investees' Unrecognized		Total
	Preferred	Common	surplus	Legal reserve	Special reserve	Unappropriated	Total	Long-term Investments	Translation Adjustments	Net Loss on Pension Cost	Treasury Stock	Stockholders' Equity
Updated forecast												
Transfer of treasury stock to employees	$ -	$ -	($ 82,614)	-	$ -	($ 14,863)	($ 14,863)	$ -	$ -	$ -	$1,904,543	$ 1,807,066
Conversion of preferred stock to common stock	(50)	50	-	-	-	-	-	-	-	-	-	-
Appropriation of 2002 earnings												
Legal reserve	-	-	-	1,683,908	-	(1,683,908)	-	-	-	-	-	-
Bonus to employees	-	445,890	-	-	-	(445,890)	(445,890)	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(44,589)	(44,589)	-	-	-	-	(44,589)
Cash dividends to preferred stockholders—14%	-	-	-	-	-	(66,867)	(66,867)	-	-	-	-	(66,867)
Cash dividends to common stockholders—14%	-	-	-	-	-	(12,975,148)	(12,975,148)	-	-	-	-	(12,975,148)
Stock dividends to preferred stockholders—1.5%	-	7,164	-	-	-	(7,164)	(7,164)	-	-	-	-	-
Stock dividends to common stockholders—1.5%	-	1,390,194	-	-	-	(1,390,194)	(1,390,194)	-	-	-	-	-
Disposal of the Corporation's shares held by subsidiaries	-	-	57,124	-	-	-	-	-	-	-	68,339	125,463
Net income for 2003	-	-	-	-	-	36,268,911	36,268,911	-	-	-	-	36,268,911
Cash dividends declared by the Corporation and received by subsidiaries	-	-	128,858	-	-	-	-	-	-	-	-	128,858
Reversal of investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	49	-	49
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	29,896	-	-	-	29,896
Translation adjustments of long-term investments	-	-	-	-	-	-	-	-	(127,975)	-	-	(127,975)
Adjustment of long-term equity investments	-	-	1,082	-	-	(51,274)	(51,274)	-	-	-	(47)	(50,239)
BALANCE, DECEMBER 31, 2003	$ 477,620	$ 94,523,237	$586,047	$21,767,286	$ 8,002,165	$36,463,534	$66,232,985	($525,595)	$ 94,416	($15,647)	($1,272,242)	$ 160,100,821

The accompanying summary of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF CASH FLOWS
(WITH COMPARATIVE HISTORICAL DATA)
(In Thousand New Taiwan Dollars)

	Forecast—2003		Historical Data	
	Updated	Original	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$36,268,911	$29,176,000	$ 16,839,080	$ 7,459,750
Depreciation	11,036,313	10,601,546	11,335,753	11,954,277
Amortization	322,375	322,018	401,733	648,429
Deferred income tax	362,455	512,750	354,706	(107,786)
Provision for (reversal of) allowance for bad debts	-	-	1,260	(615)
Provision for (reversal of) allowance for loss on inventories	-	-	33,836	(241,685)
Investment loss (income) under equity method	(5,318,305)	(2,532,000)	(2,566,906)	1,623,266
Investment loss under cost method	-	-	597,214	-
Loss on disposal of properties	30,331	42,388	64,678	43,865
Cash dividends on long-term investments under equity method	1,638,771	1,500,000	1,343,998	148,894
Gain on disposal of investments	(328,691)	(201,000)	(239,669)	(4,081,649)
Exchange loss (gain) and amortization on forward exchange contract	-	-	5,073	(33,141)
Changes in operating assets and liabilities				
Notes receivable	(268,667)	(79,850)	(233,648)	182,633
Accounts receivable	(807,923)	(260,300)	172,607	(87,424)
Other financial assets - current	(269,129)	(269,129)	88,567	20,391
Inventories	(781,524)	1,000,000	2,869,309	934,393
Other current assets	(358,763)	(27,872)	(256,507)	(847,969)
Accounts payable	45,539	(490,250)	650,182	19,680
Income tax payable	2,913,022	4,477,411	3,730,522	(3,339,555)
Other payables	(546,533)	(330,000)	777,243	(1,250,553)
Other current liabilities	323,300	-	(176,119)	234,912
Net cash provided by operating activities	44,261,482	43,441,712	35,792,912	13,280,113
CASH FLOWS FROM INVESTING ACTIVITIES				
Increase in short-term investments	(9,923,893)	(3,460,868)	(7,305,143)	(917,378)
Increase in long-term investments	(5,510,313)	(5,315,963)	(1,148,397)	(2,617,955)
Proceeds from disposal of long-term investments	9,641	-	-	-
Acquisition of properties	(6,315,305)	(6,086,425)	(6,534,741)	(5,738,543)
Decrease (increase) in other assets	-	(204,649)	35,057	(1,622,360)
Decrease (increase) in pledged time deposits	-	1,500,000	1,300,000	(600,000)
Net cash used in investing activities	(21,739,870)	(13,567,905)	(13,653,224)	(11,496,236)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash dividends	(13,042,015)	(12,107,446)	(7,166,275)	(13,180,003)
Increase (decrease) in commercial paper payable	(146)	(562,081)	(1,844,905)	1,750,333
Increase (decrease) in short-term bank loans payable and overdraft	(224,688)	(1,915,000)	(5,138,225)	3,014,880
Decrease in long-term debts	(2,985,045)	(2,979,100)	(2,710,517)	(2,546,834)
Purchase of treasury stock	-	-	-	(1,905,059)
Decrease in payable on properties purchased	-	-	(637,539)	(4,202)
Increase (decrease) in bonds payable	(9,200,000)	(4,200,000)	(5,850,000)	238,000

(Continued)

	Forecast—2003		Historical Data	
	Updated	Original	2002	2001
Compensation to directors and supervisors	($ 44,589)	($ 43,046)	($ 27,646)	($ 48,913)
Net increase in cash resulting from purchase of forward exchange contract	-	-	2,210	38,478
Transfer of treasury stocks to employees	1,807,066	1,807,500	-	-
Net cash used in financing activities	(23,689,417)	(19,999,173)	(23,372,897)	(12,643,320)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,167,805)	9,874,634	(1,233,209)	(10,859,443)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,068,966	5,523,809	4,302,175	15,161,618
ADJUSTMENT OF LONG-TERM INVESTMENTS IN 2002	-	1,711,963	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1,901,161	$ 17,110,406	$ 3,068,966	$ 4,302,175
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 1,848,437	$ 2,074,427	$ 2,478,479	$ 2,952,306
Income tax paid	5,455,612	3,217,589	27,178	4,394,390
NONCASH FINANCING ACTIVITIES				
Long-term debts due within one year	$ 10,050,000	$ 10,050,000	$ 12,185,045	$ 8,140,269
The Corporation's shares acquired and held by subsidiaries accounted for as treasury stock	1,271,726	1,354,698	1,340,018	-

The accompanying summaries of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
BASIC ASSUMPTIONS ON UPDATED FORECASTED FINANCIAL STATEMENTS
(Amounts in Thousand of New Taiwan Dollars, Unless Otherwise Stated)

A. GENERAL

The Corporation publishes its financial forecasts, in compliance with regulations stipulated by the ROC Securities and Futures Commission, to provide investors with information on future operations.

On December 10, 2002, the Corporation completed the preparation of its original forecasted financial statements for the year ending December 31, 2003 (hereinafter, "2003") based on the management's best assumption, estimates and evaluation of future operations. Due to changes in events and circumstances and significant basic assumptions, on October 30, 2003, the Corporation updated the 2003 forecasted financial statements based on the management's updated estimates and evaluation of future operations. The updated basic assumptions stated herein are those that management considers are material to affect the original forecasted financial statements. There will usually be differences between the updated forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The historical data for the years ended December 31, 2002 and 2001 were excerpted from such years' audited financial statements and were presented for comparison and reference purposes.

B. IMPACT ON THE OPERATION RESULTS FOR THE UPDATED FORECASTED FINANCIAL STATEMENTS

The comparison between updated and original forecast on gross profit, income from operations and income before income tax for 2003 is summarized as follows:

	Forecast		Increase	
	Updated	Original	Amount	(%)
Revenues	$ 128,562,818	$ 113,365,588	$ 15,197,230	13
Cost of revenues	82,627,853	73,000,152	9,627,701	13
Gross profit	45,934,965	40,365,436	5,569,529	14
Operating expenses	5,148,000	4,832,049	315,951	7
Income from operations	40,786,965	35,533,387	5,253,578	15
Non-operating income—net	4,213,035	1,006,613	3,206,422	319
Income before income tax	$ 45,000,000	$ 36,540,000	$ 8,460,000	23

The 2003 forecasted financial statements were updated mainly resulting from the change in the basic assumptions to the following items:

1. Gross profit increased by $5,569,529

   Revenues increased by $15,197,230 (13%), mainly attributes to the increase in demand of steel market and product price. The Corporation anticipates that average unit selling price and sales quantities will increase by 8% and 5%, respectively.

Cost of revenues increased by $9,627,701 (13%), mainly attributes to the increase in sales quantities, unit price of raw materials and cost of shipping expenses, which is part of cost for raw materials.

As analyzed and calculated, the gross profit ratio may remain the same, and accordingly the gross profit amount will increase at the extent of the increase in revenues.

2. Net non-operating income

Net non-operating income increased by $3,206,422 (319%), mainly attributes to the increase in investment income of $2,786,305 under the equity method based on the investees' updated forecasted profit for 2003.

The increase in income before income tax, the numerator and denominator used to calculate earnings per share are as follows:

2003 (Updated)	Numerator—Amount Before Tax	Numerator—Amount After Tax	2003 (Updated)	Denominator (Thousand Shares)
Net income	$45,000,000	$36,268,911	Weighted average of issued common shares	9,452,324
Less: Dividends to preferred stockholders	82,964	66,867	Less: Weighted average of treasury stocks	
Basic EPS				
Net income belonging to common stockholders	44,917,036	36,202,044	—Purchased by the Corporation	6,235
			—Held by subsidiaries	93,253
Effect of potential dilutive shares				9,352,786
14% cumulative convertible preferred stocks	82,964	66,867		47,762
Diluted EPS				
Net income belonging to common stockholders and effect of potential dilutive shares	$45,000,000	$36,268,911		9,400,548

2003 (Original)	Numerator—Amount Before Tax	Numerator—Amount After Tax	2003 (Original)	Denominator (Thousand Shares)
Net income	$36,540,000	$29,176,000	Weighted average of issued common shares	9,497,354
Less: Dividends to preferred stockholders	83,754	66,875	Less: Weighted average of treasury stocks	
Basic EPS				
Net income belonging to common stockholders	36,456,246	29,109,125	—Purchased by the Corporation	6,250
			—Held by subsidiaries	97,803
Effect of potential dilutive shares				9,393,301
14% cumulative convertible preferred stocks	83,754	66,875		47,768
Diluted EPS				
Net income belonging to common stockholders and effect of potential dilutive shares	$36,540,000	$29,176,000		9,441,069

C. SIGNIFICANT ACCOUNTING POLICIES

The forecasted financial statements of the Corporation are prepared in conformity with the ROC Statements of Financial Accounting Standards No.16 "Preparation of Financial Forecasts" and reasonable basic assumptions.

The significant accounting policies are summarized below.

Use of Estimates

The Standards requires management to make estimates and judgments that affect the recorded amounts of assets, liabilities, revenues and expense of the Corporation. The Corporation continually evaluates these estimates, including those related to doubtful accounts, inventories, useful lives of properties, costs and loss from lawsuits and pension. The Corporation bases its estimates on historical experience and assumptions, which it believes to be reasonable under the circumstance. Actual results may differ from these estimates.

Assets and Liabilities Classified as Current and Non-current

Current assets include cash and other assets that are reasonably expected to be realized in cash, or to be consumed within one year from the balance sheet date; otherwise are non-current assets. Current liabilities are liabilities that are reasonably expected to be liquidated within one year; otherwise are non-current liabilities.

Cash Equivalents

Cash equivalents represent commercial papers within three months of maturity.

Short-term Investments

Short-term investments consist of bond funds and stocks listed on the Taiwan Stock Exchange without long-term holding intent and are stated at the lower of weighted average cost or market value. Loss on declined market value is charged to income or loss when it occurs. The allowance for investment loss is created to account for the loss resulting from the excess of total costs over the market value. While the market price is recovery, the allowance account will be reversed to the extent of remaining balance. The cost of sale of investment is calculated under the weighted average method. Market value represents net assets value of bond funds at balance sheet date or monthly average price of listed stocks in the latest month of the period.

Stock dividends received from investees are not recorded as investment income but as an increase in shares. Accordingly, the carry value per share is recalculated on the basis of totally owned shares. Cash dividends are recorded as investment income for current year, except for as a deduction to its original investment for the initial investing year.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided on the the evaluation of the collectibility of individual receivables.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. Inventories, except construction in progress, are stated at the lower of total moving weighted average cost or market value. Market value represents net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel. Construction projects over one year are recognized by the percentage-of-completion method, and construction in progress is valued by the costs incurred plus (less) the estimated gain (loss).

Long-term Investments in shares of stock

Long-term stock investments of which the Corporation owns at least 20% of the outstanding voting shares or where the Corporation has significant influence on the investees are accounted for by the equity method. When the equity method is first applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the investee is amortized over five years. If the financial statements of investee cannot be obtained in time, the Corporation will recognize investment income or losses on related investments in the semi-annual financial statements; otherwise, investment income or loss is recognized in the same period. Unrealized gains or losses from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments, unrealized loss on investees' long-term investments and unrecognized net loss on pension cost are recognized proportionately by the Corporation's shareholdings. When the investee issues additional shares but the Corporation does not acquire shares at a ratio equal to its initial equity, the Corporation's ownership percentage is changed. As a result, capital surplus is adjusted for the difference between the carrying values of the investments and the Corporation's equity in the investees' net assets. If the carrying value is less than equity in net assets, the difference is credited to capital surplus. If the carrying value is more than equity in net assets, the difference is debited to capital surplus or unappropriated earnings while capital surplus is unavailable. If the market prices of investees decline significantly and not temporarily, the investment loss should be recognized as realized loss in the same year of the decline. Such investment will be reevaluated by the equity method if an investee's market value becomes higher than book value per share. The difference between the new cost of the investment and proportionate equity in the investee is amortized over five years.

Other long-term investments in shares of stock are accounted for by the cost method. If certain evidence indicates that the market value of investments has significantly declined, not temporarily, the decline should be recognized as a realized investment loss. The previous carrying value less the amount of write-down becomes the new cost basis for such investments. Cash dividends received from investee are recorded as a deduction in the investment carrying value for the initial year, otherwise, they are recorded as investment income. Upon sale of investment, the cost of investment sold is calculated under the weighted average method.

Properties and Leased Assets

Properties and leased assets (under other assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arising from the purchase or construction of properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation of properties is provided by the straight-line method over service lives estimated as follows: land improvements, 10 to 40 years; buildings and improvements, 5 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years; miscellaneous equipment, 3 to 10 years. Depreciation on appreciation is provided by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value is written off over its reestimated service life.

Depreciation of machinery and equipment leased to the Corporation's investee (under other assets—leased assets) is calculated by the working hour method.

Upon sale or disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses are credited or charged to current income. Before 2000, any such gains, net of applicable income tax, are transferred to capital surplus at year-end, and the accumulated amounts were retransferred to retained earnings under the resolution of 2002 stockholders' meeting.

Unamortized Repair Expense

Unamortized repair expense refers to the major repair of blast furnaces and is amortized by the straight-line method over five years.

Treasury Stock

The Corporation's outstanding shares acquired by itself are recorded as treasury stock which is stated at cost and is presented as a deduction of stockholder's equity.

Effective 2002, the Corporation's shares acquired and held by subsidiaries are accounted for as treasury stock, adjusted from the long-term investments, at the carry value (recorded as short-term or long-term investments by subsidiaries) as of January 1, 2002.

Revenue Recognition

Revenues are recognized when titles to products and risks of ownership are transferred to customers: domestic sales - when products are out of the Corporation's premises for delivery to customers; exports - when products are loaded onto vessels. Allowance for sales returns and discounts are estimated based on probability.

Sales are measured by fair value which is a price (net of trade discounts and sales discounts) agreed by the Corporation and consumers. However, while the related receivable is due within one year, the difference between its present value and receivable amount is immaterial and transactions are frequent, the present value of related receivables are not calculated by discounting imputed interest rate.

Pension

Pension costs are recognized on the basis of actuarial calculations. The difference between the actuarial pension cost and its contribution to pension funds is recorded as accrued pension liability. Unamortized net transition assets and actuarial gains or loss are amortized over 11 years and the average remaining service life of existing employees, respectively.

Income Tax

Income tax is provided on inter-period allocation basis. Tax effects on deductible temporary differences are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets with uncertain realizability. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. Deferred tax asset or liability is classified as current or noncurrent depending on the classification of the related asset or liability for financial reporting. But if the deferred income tax asset or liability cannot be related to an asset or liability for financial reporting, the classification is based on the expected reversal or realization date of the temporary difference.

The tax credits from expenditures for purchase of equipment, research and development, and employees' training costs are recognized as income tax credits when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings should be appropriated under a resolution passed in the stockholders' meeting in the next year. Under tax regulations, unappropriated earnings are subject to 10% income taxes. Such taxes are recorded as expenses when the stockholders resolve to retain the earnings.

Foreign-currency Transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different exchange rates when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. On the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income. Long-term investments accounted for by the cost method are adjusted as translation adjustment under stockholder's equity if the translated New Taiwan dollar amount is lower than cost; if higher, no adjustment is made. Those investments accounted for by the equity method are translated based on investees' foreign-currency financial statements, and the change in investment from exchange rate is shown as cumulative translation adjustment under stockholders' equity.

Derivative Financial Instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to transaction prices. If the adjusted transaction prices are over their market values, the exchange loss with excess amount is recognized when it occurs.

The related receivable and payable balances for forward contracts are netted against each other and the resulting balance is presented as either current asset or liability.

Reclassifications

Certain accounts for the original year ending December 31, 2003 and the years ended December 31, 2002 and 2001 has been reclassified to conform to the classifications in 2003.

D. SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

The updated forecasted financial statements were prepared based on the actual amount for the nine months ended September 30, 2003 and the forecasted amount for the three months from October to December 2003. The updated forecasted data are based on current market situation, operation plans and the management's best estimates and assessment of future operations.

1. Statement of income

The original and updated forecasted revenues and cost of revenues for 2003 are summarized by products as follows:

	Updated			Original		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,501,296	$ 10.816	$ 48,685,009	4,425,000	$ 10.000	$ 44,251,413
Wire rod, plate and bar	2,967,318	11.582	34,368,775	2,635,800	11.167	29,433,213
Cold rolled coil and sheet	2,641,440	15.213	40,183,852	2,528,000	13.857	35,029,819
Other steel products	229,950	8.834	2,031,469	251,200	7.510	1,886,423
By-products and non-steel products			1,679,285			1,267,050
Services and others			1,614,428			1,497,670
Total revenues	10,340,004		$ 128,562,818	9,840,000		$ 113,365,588
Cost of revenues						
Hot rolled coil and sheet		$ 6.567	$ 29,560,176		$ 6.165	$ 27,281,181
Wire rod, plate and bar		8.458	25,096,122		7.787	20,525,732
Cold rolled coil and sheet		9.172	24,226,469		8.684	21,953,767
Other steel products		5.694	1,309,346		5.407	1,358,144
By-products and non-steel products			1,660,949			1,191,595
Services and others			774,791			689,733
Total cost of revenues			$ 82,627,853			$ 73,000,152
Gross profit ratio			36%			36%

a. Revenues

Based on the current available sales orders, the market price for the fourth quarter of 2003 as well as the historical records in previous years, the Corporation anticipates that the selling prices of main steel products will be increased by 4%-18% and the average unit selling price will increase by about 8%, as compared to the original forecast.

Updated forecasted revenues will increase by $15,197,230 (13%), as compared to the original forecast, mainly attributes to the following:

1) Hot rolled coil and sheet

The prices of hot rolled coil and sheet products will increase resulting from the prosperity of steel market. The Corporation anticipates the unit selling price and sales quantities will increase by 8% and 2%, respectively, and resulting in the increase in revenues by $4,433,596 (10%).

2) Wire rod, plate and bar

The Corporation anticipates that the sales quantities and unit selling price of these products will increase by 13% and 4%, respectively, resulting in the increase in revenues by $4,935,562 (17%).

3) Cold rolled coil and sheet

The Corporation anticipates the sales quantities and unit selling price will increase by 4% and 10%, respectively, resulting in the increase in revenues by $5,154,033 (15%).

4) Other steel products

The unit selling price of other steel products will increase by 18% and sales quantities will decrease by 8%, respectively, resulting in the increase in revenues by $145,046 (8%).

b. Cost of revenues

Updated forecasted cost of revenues will increase by $9,627,701 (13%), as compared to the original forecast, mainly attributes to the followings:

1) Raw materials

The updated estimate price of raw materials are based on the existing purchase contracts and the future market price estimate. Because of increases in raw material prices, international shipping expenses and sales quantities, the Corporation anticipates an increase in unit cost of $567 (17%) per ton of raw material, and resulting in an increase in the cost of raw material of $7,237,463 (22%), as compared to original forecast.

2) Direct labor

This consists mainly of employees' salaries and wages, bonus, overtime pay, insurance and pension. The Corporation anticipates an increase of $180,238 (4%), mainly attributes to increase in incentive bonus which is calculated based on earnings (due to increase in updated forecasted earnings).

3) Manufacturing expenses

The manufacturing departments estimated 2003 manufacturing expenses based on production budgets, historical data, price level, personnel plan, and individual expenses. The Updated forecasted manufacturing expenses for 2003 will increase by $724,372 (2%), as analyzed as follows:

a) Salaries and wages

This consists mainly of salaries and wages, bonus, overtime pay and pension. Due to the increase in updated operating earnings, the incentive bonus will be increased accordingly. Consequently, salaries and wages are anticipated to increase by $411,655 (5%).

b) Variable overhead

This consists mainly of the costs of maintenance, fuel, factory supplies and utilities. The Corporation anticipates a increase of $254,258 (2%) based on the actual expenses for the nine months.

c) Other expenses

Other expenses for 2003 are estimated based on the actual expenses for the nine months ended September 30, 2003. The Corporation expects no significant change in such expenses.

c. Operating expenses

Updated forecasted operating expenses for 2003 will increase by $315,951 (7%), detailed as follows:

1) Salaries and wages

This consists mainly of salaries and wages, bonus, overtime pay, insurance and pension. Due to the increase in updated operating earnings, the bonus will increase accordingly. The Corporation anticipates an increase of $152,074 (6%) in salaries and wages.

2) Variable expenses

This consists mainly of the costs of commissions, professional services, shipping and maintenance. Commissions are anticipated to increase by $189,039 (43%) due to the increase in sales, while other variable expenses are not expected to change significantly as compared to the original forecast.

3) Other expenses

Other expenses for 2003 are estimated based on the actual expenses for the nine months ended September 30, 2003. The Corporation expects no significant change in such expenses.

d. Non-operating income and expenses

1) Interest income and expenses

Updated forecasted interest expenses are based on the average outstanding balances of short-term bank loans, long-term debts and bonds payable, less capitalized interest of about $180,000, and are expected to decrease by $304,090 (18%) because the Corporation cancelled its original plan to issue bonds of $5,000,000. Updated forecasted interest income is calculated based on the average balances of time deposits and commercial papers, and is expected to decrease by $74,298 (38%) because of the decline in interest rates and the aforesaid cancellation of the bond issuance.

2) Investment income

Updated forecasted investment income consists of the investment income under the equity method of $5,318,305 and gain on disposal of investment of $328,691. The updated forecasted investment income under the equity method will increase by $2,786,305 (110%) as compared with the orginal forecast due to better operation results of its investees, including YLEC and CSEL, which is resulting from the prosperity of steel and ocean shipment market. The updated forecasted investment income under the equity method is based on the investees' forecasted operating results as follows:

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
China Steel Express Corporation (CSEC)	$1,662,900	100	$1,662,401
Gains Investment Corporation	114,752	100	114,752
C. S. Aluminium Corporation	630,000	98	615,636
China Steel Global Trading Corporation	280,000	100	278,656
China Prosperity Development Corporation	3,542	100	3,542
China Steel Security Corporation	18,298	100	18,298
Hi-mag Magnetic Corporation	14,194	50	-
Info-Champ Systems Corporation	103,398	99	102,591
China Hi-ment Corporation	241,498	20	49,000
China Ecotek Corporation	106,221	36	38,335
China Steel Structure Corporation	44,818	18	8,031

(Continued)

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
China Steel Chemical Corporation	$ 807,122	30	$ 248,029
Yieh Loong Enterprises Corporation (YLEC)	1,500,000	24	797,297
Goang Yaw Investment Corporation and other two companies	524,803	99	524,803
Taisil Electronic Materials Corporation	381,340	35	133,469
Kuei Yi Industrial Corporation	1,136,457	35	397,760
Kaohsiung Rapid Transit Corporation	(71,640)	31	(22,423)
China Steel Asia Pacific Holdings Ptd. Ltd.	386,162	100	386,162
China Steel Machinery Corporation	(43,102)	100	(43,102)
Taiwan Rolling Stock Co., Ltd.	17,502	27	4,684
China Steel Management Consulting Corporation	1,025	38	384
Investment income-net			$5,318,305

The forecasted investment income of YLEC represents mainly amortization of the difference between the carrying value of the investments and the Corporation's equity in the YLEC's net assets.

e. Income tax

Updated forecasted 2003 income tax is calculated as follows:

Tax on pretax income at statutory rate (25%)	$ 11,250,000
Depreciation difference	362,455
Investment income	(1,411,749)
Reduction in capital of investees	(537,975)
	9,662,731
Tax on unappropriated earnings	128,797
Investment tax credit	(697,984)
Income tax payable	9,093,544
Change in deferred income tax	(362,455)
	$ 8,731,089

Income tax payable is net of prepaid income tax.

f. Earnings per share

Following is the reconciliation of the numerators and denominators used in calculating basic and diluted earnings per shares.

2002	Numerator-Amount Before Tax	After Tax	2002	Denominator (Thousand Shares)
Net income	$20,695,814	$ 16,839,080	Weighted average of issued common shares	$ 9,267,994
Less: Dividends to preferred stockholders	82,190	66,874	Add: Retroactive adjustments for capitalization of retained earnings	184,325
			Less: Weighted average of treasury stocks	
			—Purchased by the Corporation	150,000
			—Held by subsidiaries	98,262

(Continued)

	Numerator-Amount Before Tax	Numerator-Amount After Tax		Denominator (Thousand Shares)
2002			2002	
Basic EPS				
Net income belonging to common stockholders	$ 20,613,624	$ 16,772,206		9,204,057
Effect of potential dilutive shares 14% cumulative convertible preferred stocks	82,190	66,874		47,762
Diluted EPS				
Net income belonging to common stockholders and effect of potential dilutive shares	$ 20,695,814	$ 16,839,080		$ 9,251,819
2001			2001	
Net income	$ 8,406,799	$ 7,459,750	Weighted average of issued common shares	9,061,168
Less: Dividends to preferred stocks	75,365	66,875	Add: Retroactive adjustments for capitalization of retained earnings	391,149
			Less: Weighted average of treasury stocks -Purchased by the Corporation	29,925
Net income belonging to common stockholders	$ 8,331,434	$ 7,392,875		9,422,392

The number of shares are retroactively adjusted for the effect of retained earnings capitalization on EPS calculation. Thus basic EPS before tax and after tax are decreased from NT$2.29 to NT$2.24 and NT$1.86 to NT$1.82, respectively, for the year ended December 31, 2002. Basic EPS before tax and after tax are decreased from NT$0.90 to NT$0.88 and NT$0.80 to NT$0.78, respectively, for the year ended December 31, 2001.

2. Balance sheet

a. Cash and cash equivalents

As of December 31, 2003, the forecasted balance of cash and cash equivalents will decrease by $15,209,245 (89%) due to cancelling bond-issuance plan of $5,000,000 and the purchase of short-term investments.

b. Short-term investmens

Due to increase in cash inflow, the forecasted balance of short-term investments will increase by $14,359,482 (92%) as of December 31, 2003.

c. Long-term investments

As stated under item D.1.d.2), the forecasted investment income under the equity method will be $5,318,305, and the Corporation will implement the additional investments of $5,510,313. The movement of these investment is expected as follows:

Balance, beginning of year		$35,532,286
Additional investments		5,510,313
Cash dividends	(	1,638,771)
Investment income under the equity method		5,318,305
Disposal of investments	(	5,721)
Reversal of investees' unrealized loss on long-term investments		29,896
Cumulative translation adjustments of long-term investments	(	127,975)
Reversal of investees' unrecognized net loss on pension cost		49
Adjustments of equity in investees due to change in percentage of ownership	(	50,239)
Cash dividends received by subsidiaries		128,858
Disposal of the Corporation's shares held by subsidiaries		125,463
Balance, end of year		$44,822,464

d. Bonds payable

The Corporation cancelled the 2003 bond - issuance plan of $5,000,000, while other repayment plans remain the same as original forecast.

e. Appropriation of retained earnings

In June 2003, the Corporation's stockholders' meeting approved the 2002 earnings appropriation, which was proposed by the Board of Directors in March 2003. Cash dividends to both preferred and common stockholders are $1.4 per share, while stock dividends to both preferred and common stockholders are $0.15 per share. The appropriation of retained earnings is as follows:

Legal reserve	$ 1,683,908
Cash dividends	
Common stock	12,975,148
Preferred stock	66,867
Stock dividends	
Common stock	1,390,194
Preferred stock	7,164
Compensation to directors and supervisors	44,589
Bonus to employees	445,890
	$16,613,760

f. Treasury stock

Treasury stocks for the year ending December 31, 2003 are as follows:

Purpose	Thousand Shares: Beginning of Year	Thousand Shares: Increase	Thousand Shares: Decrease	End of Year: Thousand Shares	End of Year: Amount
1. Shares acquired for transfer to employees	150,000	-	149,964	36	$ 516
2. Shares acquired and held by subsidiaries	96,810	1,383	4,940	93,253	1,271,726
	246,810	1,383	154,904	93,289	$1,272,242

1. Transfer to employees

The Corporation acquired its common stock for transfer to employees. The 149,964 thousand shares has been transferred to employees, in January 2003, resulting in a decrease in capital surplus of $82,614 and retained earnings of $14,863.

2. Shares acquired and held by subsidiaries

As of January 1, 2003, the Corporation's shares acquired and held by subsidiaries were accounted for as treasury stocks (recorded as long-term or short-term investments by investees) amounting to 96,810 thousand shares. Shares sold by subsidiaries in 2003 amounted to 4,940 thousand shares (proceeds of $125,463, which resulted in a gain on disposal of treasury stock of $57,124 including in capital surplus), while no further sales are expected in the fourth quarter. The market value for shares held by subsidiaries are expected to be $2,495,441 as of December 31, 2003.

E. UPDATED FORECASTED QUARTERLY OPERATING RESULTS FOR 2003

	Actual			Updated Forecasted	
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Revenues	$30,426,744	$ 32,114,662	$ 33,686,668	$ 32,334,744	$ 128,562,818
Cost of revenues	19,850,106	20,461,260	21,842,080	20,474,407	82,627,853
Gross profit	$10,576,638	$ 11,653,402	$ 11,844,588	$ 11,860,337	$ 45,934,965
Gross profit ratios	35%	36%	35%	37%	36%
Income before income tax	$10,765,016	$ 11,507,707	$ 11,652,835	$ 11,074,442	$ 45,000,000

F. SENSITIVE ANALYSIS OF THE UPDATED FORECASTED FINANCIAL STATEMENTS FOR 2003 (OCTOBER TO DECEMBER)

a. Changes in foreign exchange rate

Updated forecasted exchange rate of New Taiwan Dollars against U.S. Dollars: US$1=NT$34

Amounts expected to be affected by the change in exchange rate:

Revenues (export sales)	US$	214,607,412
Costs of imported raw materials and supplies	(	275,036,130)
Other operating expenses	(	919,516)
	(US$	61,348,234)

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	Increase (Decrease) in Income Before Income Tax
1%	$ 20,858
(1%)	(20,858)

b. Updated changes in unit selling price

Estimated average unit price for 2003 (October to December): $12.534 per ton

Estimated sales quantities for 2003 (October to December): 2,510,500 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	Increase (Decrease) in Revenues
1%	$314,666
(1%)	(314,666)

c. Updated changes in sales quantities:

Estimated average gross profit for 2003 (October to December): $4.596 per ton

Effect of changes in sales quantities:

Increase (Decrease) in Sales Quantities	Increase (Decrease) in Gross Profits
1%	$115,383
(1%)	(115,383)

d. Updated changes in cost of raw materials:

Estimated cost of raw materials for 2003 (October to December): $10,311,618

Effect of changes in cost of raw materials:

Increase (Decrease) in Cost of Raw Materials	Increase (Decrease) in Cost of Revenues
1%	$ 103,116
(1%)	(103,116)

G. ACHIEVEMENT OF 2002 FORECAST:

	Actual	Original	Forecast Updated	Reupdated	Achievement On Reupdated Forecast (%)
Revenues	$99,939,846	$81,075,902	$89,914,152	$97,840,171	102
Cost of revenues	75,111,810	72,265,305	71,701,937	74,775,365	100
Gross profit	24,828,036	8,810,597	18,212,215	23,064,806	108
Operating expense	4,454,420	4,300,211	4,578,364	4,578,364	97
Income from operations	20,373,616	4,510,386	13,633,851	18,486,442	110
Non-operating income	3,488,827	3,134,335	2,416,720	3,034,698	115
Non-operating expenses	3,166,629	3,144,721	3,050,571	3,021,140	105
Income before income tax	20,695,814	4,500,000	13,000,000	18,500,000	112
Income tax	3,856,734	330,295	1,890,526	2,482,760	155
Net income	$16,839,080	$ 4,169,705	$11,109,474	$16,017,240	105
Basic EPS					
Before tax	NT$ 2.29	NT$ 0.49	NT$ 1.43	NT$ 2.04	112
After tax	NT$ 1.86	NT$ 0.45	NT$ 1.22	NT$ 1.77	105

The 2002 original forecasted financial statements was published on December 14, 2001. Due to the changes in assumptions and circumstances, the 2002 forecasted financial statements were updated and reupdated on June 20 and August 28, 2002, respectively.

The reason and impact for twice updates:

a. Reason:

The changes in the basic assumptions for the revenues, cost of revenues and non-operating income are mainly resulting from the rising in the demand of international steel market, the increase in product prices and quantities and the increase in investment income under equity method. Consequently, the updated and reupdated gross profit and income before income tax increased substantially, as compared with the original forecast and updated forecast, respectively.

b. Impact amount:

1) Updated forecast: The gross profit and income before income tax increased by 9,401,618 (107%) and 8,500,000 (189%), respectively.

2) Reupdated forecast: The gross profit and income before income tax increased by $4,852,591 (27%) and 5,500,000 (42%), respectively.

H. ACHIEVEMENT OF 2003 UPDATED FORECAST AS OF SEPTEMBER 30, 2003:

	Nine Months Ended September 30, 2003	2003 Updated Forecast	Achievement (%)
Revenues	$ 96,228,074	$ 128,562,818	75
Cost of revenues	62,153,446	82,627,853	75
Gross profit	34,074,628	45,934,965	74
Operating expense	3,865,700	5,148,000	75
Income from operations	30,208,928	40,786,965	74
Non-operating income	5,241,872	6,197,235	85
Non-operating expenses	1,525,242	1,984,200	77
Income before income tax	33,925,558	45,000,000	75
Tax	6,276,306	8,731,089	72
Net income	$ 27,649,252	$ 36,268,911	76
Basic EPS			
Before Tax	NT$ 3.62	NT$ 4.80	75
After Tax	NT$ 2.95	NT$ 3.87	76